[Simpson Thacher & Bartlett LLP Letterhead]

VIA EDGAR

April 4, 2014

Re:	Acceleration Request for La Quinta Holdings Inc.
Registration Statement on Form S-1 (File No. 333-193860)

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jennifer Gowetski, Esq.

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, La Quinta Holdings Inc., and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 12:00 p.m., Washington, D.C. time, on April 8, 2014, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

Please call me at (212) 455-2538 with any questions.

Very truly yours,

/s/ Michael Nathan

Michael Nathan

April 4, 2014

VIA EDGAR

Re:	La Quinta Holdings Inc.

Registration Statement on Form S-1

File No. 333-193860

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jennifer Gowetski, Esq.

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, La Quinta Holdings Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 12:00 p.m., Washington, D.C. time, on April 8, 2014, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

The Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

Very truly yours,

LA QUINTA HOLDINGS INC.

By:	/s/ Mark M. Chloupek
	Name:	Mark M. Chloupek
	Title:	Executive Vice President, Secretary and General Counsel

[Signature Page – Acceleration Request]

VIA EDGAR

April 4, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	La Quinta Holdings Inc. (the “Company”)

Registration Statement on Form S-1 (File No. 333-193860)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering of common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 12:00 p.m. (ET) on April 8, 2014, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated March 27, 2014, through the date hereof:

Preliminary Prospectus dated March 27, 2014:

11,460 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

As Representatives of the several Underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Karin Ross
	Name:	Karin Ross
	Title:	Executive Director

MORGAN STANLEY & CO. LLC

By:	/s/ Croft Young
	Name:	Croft Young
	Title:	Vice President

[Signature Page to Acceleration Request by Underwriters]